

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

<u>Via E-mail</u>
Ronald C. Albrecht
Chief Financial Officer
Innovative Solutions & Support, Inc.
720 Pennsylvania Drive
Exton, PA 19341

> **Re: Innovative Solutions & Support, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 14, 2010**
> **File No. 000-31157**

Dear Mr. Albrecht:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief